

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2014

Via E-Mail

Faiza J. Saeed, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 8th Avenue
New York, NY 10019

Re: InterMune, Inc.
Schedule 14D-9 filed August 29, 2014
SEC File No. 005-60673

Dear Ms. Saeed:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Agreements with Current Executive Officers and Directors of InterMune, page 4

1. Please disclose the date of each employment offer letter referenced on page 9.

Background of the Merger Agreement, page 15

2. We note the entry for August 18, 2014 in which you disclose that Dr. Schwan spoke with Mr. Welch about Mr. Welch staying on with InterMune after the consummation of the combination. Please revise, as necessary, to expand upon this conversation and any other communications relating to Mr. Welch's future employment, including any proposals made by Roche or any agreement reached with Mr. Welch.

Opinion of Centerview, page 26

3.   We note that InterMune disclosed the financial projections described at the top of page 32 to Centerview. Please revise your statement to disclose any portion of those projections not disclosed in pages 39-41.

Certain InterMune Forecasts, page 39

4.   It appears that the forecasts included in your document are non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Forward-Looking Statements, page 51

5.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise to delete this statement and confirm that you will avoid using this statement in all future communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions